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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K
                          ___________________________
(Mark one)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 2000


                                       OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the transition period from   to


                         Commission file number 0-14625


                             TECH DATA CORPORATION
                              401(K) SAVINGS PLAN


        (Full title of the plan and the address of the plan if different from that of the issuer named below)



                             TECH DATA CORPORATION
                              5350 Tech Data Drive
                           Clearwater, Florida 33760



          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                               Table of Contents


Independent Auditor's Report...............................................    1

Financial Statements
     Statement of Net Assets Available for Benefits........................    2
     Statement of Changes in Net Assets Available for Benefits.............    3
     Notes to Financial Statements.........................................  4-7

Supplemental Schedule......................................................    8

Signature..................................................................    9

                         INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
  Tech Data Corporation 401(k) Savings Plan


     We have audited the accompanying statement of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 /s/ Spence, Marston, Bunch, Morris & Co.
                                 ----------------------------------------
                                 Spence, Marston, Bunch, Morris & Co.
                                 Certified Public Accountants



July 5, 2001

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 2000



ASSETS

Investments at fair value:
  Money market fund                                                 $ 3,047,758
  Mutual funds                                                       37,461,443
  Tech Data Corporation common stock                                 21,514,748
  Participant loans                                                   1,929,758
                                                                    -----------

    Total investments                                                63,953,707
                                                                    -----------

Receivables:
  Employee contributions                                                269,022
  Employer contributions                                                 87,426
                                                                    -----------

    Total receivables                                                   356,448
                                                                    -----------

Net assets available for benefits                                   $64,310,155
                                                                    ===========


                See accompanying notes to financial statements

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the year ended December 31, 2000



Additions to net assets attributable to:

  Investment income:
    Net depreciation in fair value of mutual funds                                 $(7,528,282)
    Net appreciation in fair value of Tech Data Corporation common stock               788,546
    Interest and dividends                                                           2,263,324
                                                                                   -----------

                                                                                    (4,476,412)
                                                                                   -----------
  Contributions:
    Employer                                                                         2,741,409
    Employees                                                                        8,656,990
                                                                                   -----------

                                                                                    11,398,399
                                                                                   -----------

  Transfer of net assets from Retirement Savings Plan                               41,335,414

  Transfer of net assets from Employee Stock Ownership Plan                         22,041,426
                                                                                   -----------

    Total additions                                                                 70,298,827
                                                                                   -----------

Deductions from net assets attributable to:

  Participant fees                                                                      13,950
  Distributions to participants                                                      5,974,722
                                                                                   -----------

    Total deductions                                                                 5,988,672
                                                                                   -----------

      Net increase                                                                  64,310,155

Net assets available for benefits:

  Balance, beginning of year                                                                 -
                                                                                   -----------

  Balance, end of year                                                             $64,310,155
                                                                                   ===========


                See accompanying notes to financial statements

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF PLAN

     The following description of the Tech Data Corporation 401(k) Savings Plan (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan, a defined contribution plan adopted January 1, 2000, is a result of the merger of the Tech Data Corporation Retirement Savings Plan and the Tech Data Corporation Employee Stock Ownership Plan, both defined contribution plans. (See Note 7 regarding the merger.) The Plan was amended during 2000 regarding eligibility, the definition of "year of service", and discrimination testing. The Plan covered all employees of Tech Data Corporation and affiliated companies ("the Company") who completed 1,000 hours of service during a twelve month consecutive period and are age eighteen or older. Effective October 1, 2000, the Plan was amended such that an employee is eligible to participate with respect to elective contributions upon completing 30 days of employment and attaining age eighteen. Eligibility for participation with respect to employer contributions is upon completion of one year of service and attaining age eighteen as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The trustees of the Plan have executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company ("Scudder"). Participants' investment vehicle options are twelve mutual funds, a money market fund and common stock of Tech Data Corporation. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives including, but not limited to, corporate stock and debt instruments and money market instruments.

     Contributions - Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan allows participants to contribute from 1% to 17% of their annual compensation. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. For the year ended December 31, 2000, the Company matched 50% of salary deferrals up to 6% with Tech Data Corporation common stock.

     Expenses of the Plan - All direct expenses incurred in the administration of the Plan are paid by the Company. Fees paid directly by participants are shown as a deduction from net assets in the Statement of Changes in Net Assets Available for Benefits.

     Participant accounts - Earnings are allocated in proportion to the account values of the participant's account which is invested in the investment facilities from which the earnings arise.

     Loans - The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow up to 50% of their vested account balance provided the loan does not exceed $50,000. Loans must be a minimum of $1,000 and are collateralized by the participant's account.

     Vesting - Participants are immediately vested in their voluntary deferral contributions, Company contributions to the Retirement Savings Plan prior to December 31, 1999 merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions after January 1, 2000.

     Forfeitures - Contributions forfeited by terminated participants are used to reduce Company contributions. Forfeitures and related earnings of approximately $398,000 are available to reduce Company contributions as of December 31, 2000.

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF PLAN, CONTINUED

     Payment of benefits - Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, or (3) upon termination of service. Distributions are normally paid in a lump-sum amount. Other optional forms of benefit payments are available for Retirement Savings Plan and ESOP merger account balances only. The amount of assets that have been allocated to participants who have withdrawn from the Plan as of December 31, 2000, but for whom distribution of those funds from the Plan had not yet been made were $7,344,261.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting - The accounts of the Plan are maintained on the accrual basis.

     Valuation of investments - Investments in mutual funds, the money market fund, and Tech Data Corporation common stock are valued at the last reported sales price on the last business day of the Plan year. Net appreciation in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(3)  PARTICIPANT DIRECTED INVESTMENTS

     The Plan's participant directed investment funds as of December 31, 2000 are summarized as follows:


                                                                         Number of             Fair
Investments at fair value as determined by quoted market price:            Shares              Value
                                                                         ---------          -----------
Money market fund:
  Scudder Cash Investment Trust                                           3,047,758         $ 3,047,758

Mutual funds:
  Kemper High Yield Fund                                                     12,951              75,118
  Strong Government Securities                                               22,432             237,553
  Scudder Balanced Fund                                                     126,604           2,437,132
  Scudder Pathway Series:  Conservative                                       8,979             107,115
  Scudder Pathway Series:  Moderate                                           5,671              68,274
  Scudder Pathway Series:  Growth                                            14,676             213,573
  Scudder Growth and Income Fund                                            178,050           4,299,912
  Scudder Large Company Growth Fund                                         434,534          14,387,394
  Scudder International Fund                                                 71,058           3,574,912
  INVESCO Dynamics                                                          271,120           6,444,504
  Managers Special Equity Fund                                               49,452           3,797,877
  Vanguard 500 Index Fund                                                    14,919           1,818,079
                                                                                            -----------

    Total mutual funds                                                                       37,461,443
                                                                                            -----------

Tech Data Corporation common stock                                          795,334          21,514,748

Participant loans                                                                             1,929,758
                                                                                            -----------

Total investments at fair value                                                             $63,953,707
                                                                                            ===========

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


(3)  PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

     Nonparticipant-directed investments of $396,505 and $1,250 are included in Tech Data Corporation common stock and Scudder Cash Investment Trust, respectively at December 31, 2000.

     The Plan's investments, including investments bought, sold and held during the year, appreciated (depreciated) in value by $(6,739,736) during the year ended December 31, 2000 as follows:

Kemper High Yield Fund                                            $   (11,542)
Strong Government Securities                                            8,677
Scudder Balanced Fund                                                (225,508)
Scudder Pathway Series:  Conservative                                  (4,015)
Scudder Pathway Series:  Moderate                                      (9,325)
Scudder Pathway Series:  Growth                                       (28,793)
Scudder Growth and Income Fund                                       (439,206)
Scudder Large Company Growth Fund                                  (3,877,246)
Scudder International Fund                                         (1,218,128)
INVESCO Dynamics                                                     (843,474)
Managers Special Equity Fund                                         (701,309)
Vanguard 500 Index Fund                                              (178,413)
Tech Data Corporation common stock                                    788,546
                                                                  -----------

Net depreciation in fair value of investments                     $(6,739,736)
                                                                  ===========


(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Net assets:
  Tech Data Corporation common stock                              $   396,505
  Money market fund                                                     1,250
                                                                  -----------

                                                                  $   397,755
                                                                  ===========

Changes in net assets:
  Forfeited balances from participant directed funds              $   166,067
  Earnings                                                            231,688
                                                                  -----------

      Net increase in nonparticipant-directed investments         $   397,755
                                                                  ===========

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                             TECH DATA CORPORATION
                              401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


(6)  INCOME TAX STATUS

     The Plan applied for a determination letter from the Internal Revenue Service in May 2001. As of the date of this report, the application is pending. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


(7)  MERGER OF PLANS

     On January 1, 2000 the Tech Data Corporation Retirement Savings Plan, a 401(k) plan and the Tech Data Corporation Employee Stock Ownership Plan merged into a new defined contribution plan, the Tech Data Corporation 401(k) Savings Plan. Each participant's account balance in the merged plans was transferred to the 401(k) Savings Plan on January 1, 2000. The transfer of assets is reflected in the Statement of Changes in Net Assets Available for Benefits. A summary of the transferred net assets is as follows:

Retirement Savings Plan
  Investments, at fair value                                      $41,335,414
                                                                  ===========

Employee Stock Ownership Plan
  Investment in Tech Data common stock, at fair value             $20,760,383
  Employer contribution receivable                                  1,281,043
                                                                  -----------

                                                                  $22,041,426
                                                                  ===========

                             SUPPLEMENTAL SCHEDULE


Schedule H, line 4i
Employer identification number: 59-1578329
Plan number: 003


                                                               (c) Description of investment
                                                                   including maturity date,
                      (b)  Identity of issuer, borrower,           rate of interest, collateral,                          (e)
 (a)                       lessor or similar party                 par or maturity value              (d) Cost**     Current value
 ---                  ----------------------------------         -------------------------------      ----------     -------------

  *                   Scudder Kemper Investments, Inc.           3,047,758 shares, Scudder Cash               -        $ 3,047,758
                                                                 Investment Trust

  *                   Scudder Kemper Investments, Inc.           12,951, Kemper High Yield Fund               -             75,118

                      Strong Capital Management, Inc.            22,432 shares, Strong Government             -            237,553
                                                                 Securities

  *                   Scudder Kemper Investments, Inc.           126,604 shares, Scudder Balanced             -          2,437,132
                                                                 Fund

  *                   Scudder Kemper Investments, Inc.           8,979 shares, Scudder Pathway                -            107,115
                                                                 Series:  Conservative

  *                   Scudder Kemper Investments, Inc.           5,671 shares, Scudder Pathway                -             68,274
                                                                 Series:  Balanced

  *                   Scudder Kemper Investments, Inc.           14,676 shares, Scudder Pathway               -            213,573
                                                                 Series:  Growth

  *                   Scudder Kemper Investments, Inc.           178,050 shares, Scudder Growth and           -          4,299,912
                                                                 Income Fund

  *                   Scudder Kemper Investments, Inc.           434,534 shares, Scudder Large                -         14,387,394
                                                                 Company Growth Fund

  *                   Scudder Kemper Investments, Inc.           71,058 shares, Scudder                       -          3,574,912
                                                                 International Fund

                      INVESCO                                    271,120 shares, INVESCO Dynamics             -          6,444,504

                      The Managers Funds LLC                     49,452 shares, Managers Special              -          3,797,877
                                                                 Equity Fund

                      The Vanguard Group                         14,919 shares, Vanguard 500 Index            -          1,818,079
                                                                 Fund

  *                   Tech Data Corporation                      795,334 shares, Tech Data                    -         21,514,748
                                                                 Corporation common

                      Participant loans                          7% - 10.5% principal and interest
                                                                 payable monthly; secured by
                                                                 participants vested accrued                  -          1,929,758
                                                                 benefits.                                             -----------

                                                                                                                       $63,953,707
                                                                                                                       ===========

 * Denotes exempt party-in-interest.

** Information not required.


            See accompanying independent auditor's report on page 1

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(K) SAVINGS PLAN
DATE:  July 13, 2001
By:    /s/ Arthur W. Singleton
       -----------------------------
NAME:  Arthur W. Singleton, Trustee

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                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER                 DESCRIPTION
     -------                -----------
     23.1         Consent of Independent Accountants


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